UNITED STATES OF AMERICA
               Before the
    SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                  THIRTY-FIRST
NATIONAL FUEL RESOURCES, INC.                              CERTIFICATE
                                                           PURSUANT TO
File No. 70-7833                                             RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Twelve Months ended September 30, 1999. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 1999.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 15th day of November, 1999.

                                      NATIONAL FUEL RESOURCES, INC.



                                      By:  /s/ Robert J. Kreppel
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                                         R. J. Kreppel, President


                                      NATIONAL FUEL GAS COMPANY



                                      By:  /s/ James R. Peterson
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                                         James R. Peterson, Assistant Secretary